DATAMEG CORP. ANNOUNCES CAS DEMONSTRATION SCHEDULING / INITIAL DISCUSSIONS PERTAINING TO TECHNOLOGY LICENSING / ACQUISITION


WASHINGTON DC, Oct. 26 - DataMEG Corp. (OTC BB: DTMG) announced today that their CAS technology demonstration schedule will continue through the balance of the month and into November. These demonstrations are being conducted for a variety of interested parties including telecommunications equipment manufacturers, telecommunications service providers, government agencies, technology product development companies and investment groups.

Andrew Benson, President DataMEG Corp. stated, " We have been successful in scheduling demonstrations of our CAS technology for the interested parties with whom we would like an association with. There has been a surge of interest from additional parties who are new to us. We are very pleased that the CAS is operating within the standards that we outlined for the prototype design. The system is achieving bit error rates at 1% or less and file transmission rates have been in the range of 8 MBS, which are in line with our expectations. We have a design platform that we believe will improve both specification rates going forward."

Mr. Benson continued, " We are confident these demonstrations will produce a variety of business opportunities and options. These opportunities are in addition to our continuing discussions with parties who have indicated an interest in licensing and / or acquiring the CAS technology. The CAS ASIC "chip" development project has certainly added significant value and validation of CAS as a viable technology. The list of potential CAS technology licensing or acquisition candidates has been expanded. The next several weeks should be exciting.

DataMEG Corp., currently headquartered in Washington DC, is an engineering / technology firm focused on Internet and telecommunications technology solutions. DataMEG Corp. is developing proprietary technology, its Communications Acceleration System, (CAS), which allows for the transfer of information over POTS, DSL and other information transmission networks.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect," "anticipate," "could," "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, and the business conditions and growth in related areas of telecommunications, wireless and digital transmission arenas and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving product. Other risks, including the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. or its subsidiary undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.